SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

_____________________________

CEPHALON, INC.
(Name of Subject Company)
_____________________________

CEPHALON, INC.
(Name of Person(s) Filing Statement)
_____________________________

Common Stock, Par Value $0.01 Per Share
(including the associated Series A Junior
Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
_____________________________

156708109
(CUSIP Number of Class of Securities)
_____________________________

Gerald J. Pappert
Executive Vice President, General Counsel and Secretary
Cephalon, Inc.
41 Moores Rd.
Frazer, Pennsylvania 19355
(610) 344-0200

(Name, Address and Telephone Number of Person authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
_____________________________

With copies to:

Eileen T. Nugent, Esq. Neil P. Stronski, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

[ X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

April 14, 2011

Dear Cephalon Shareholder:

PRESERVE YOUR OPPORTUNITY TO
MAXIMIZE VALUE FOR YOUR SHARES!

On April 5, 2011, Valeant Pharmaceuticals International, Inc. filed documents with the Securities Exchange Commission in an effort to seek written consents to remove your company’s entire Board of Directors and to replace them with individuals selected by Valeant in order to facilitate the acquisition of Cephalon by Valeant.

Your Board of Directors recommends that Cephalon shareholders reject Valeant Pharmaceuticals International, Inc.'s proposals and not deliver any gold consent solicitation cards to Valeant.  Cephalon's Board, which is predominantly composed of independent and disinterested directors, has a strong track record of acting in shareholders' best interests.  Your Board is intimately familiar with your company’s business, its day-to-day operations and its products and pipeline, and is in the best position to continue to review, develop and adapt the Company's plan to maximize value for all of the Company's stockholders.

We will soon be mailing to you our consent revocation materials, including a WHITE consent revocation card, which will contain important information as to why you should reject Valeant’s proposals.  To preserve your opportunity to maximize value for your shares, we urge you not to return any gold consent card sent to you by Valeant.

Thank you for your support.

Sincerely yours,

/s/ J. Kevin Buchi
J. Kevin Buchi
Chief Executive Officer
Cephalon, Inc.

Additional Information:

Cephalon, Inc. (the "Company"), its directors and certain of its officers and employees may be deemed to be participants in the solicitation of consent revocations from stockholders in connection with a consent solicitation by Valeant Pharmaceuticals International, Inc. ("Valeant") to replace the Company's current Board of Directors with nominees of Valeant. The Company has filed a preliminary consent revocation statement with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of written consent revocations in connection with Valeant's consent solicitation (the "Consent Revocation Statement"). Information regarding the names of the Company's directors and other participants in the solicitation and their respective interests in the Company by security holdings or otherwise is set forth in the preliminary Consent Revocation Statement, which may be obtained free of charge at the SEC's website at http://www.sec.gov and the Company's website at http://www.cephalon.com.

Promptly after filing its definitive Consent Revocation Statement with the SEC, the Company will mail the definitive Consent Revocation Statement and a white consent revocation card to each stockholder entitled to deliver a written consent in connection with the consent solicitation.

WE URGE INVESTORS TO READ THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO), THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT REGARDING ANY TENDER OFFER THAT MAY BE COMMENCED BY VALEANT, AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain, free of charge, copies of the Consent Revocation Statement, the solicitation/recommendation statement and any other documents filed by the Company with the SEC in connection with the consent solicitation or any tender offer at the SEC's website at http://www.sec.gov, at the Company's website at http://www.cephaloninvestors.com, or by contacting Innisfree M&A Incorporated at (877) 800-5186 (banks and brokers call collect at (212) 750-5833).